787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 2, 2017

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	EnTrustPermal Alternative Core Fund (the “Fund”),

  a series of Legg Mason Partners Equity Trust (the “Trust”)

  Preliminary Proxy Materials

  Investment Company Act File No. 811-06444

Dear Mr. Gregory:

This letter responds to the comments that you provided in telephone conversations with the undersigned on September 28, 2017 and October 11, 2017 regarding the preliminary proxy materials to be used in connection with the Special Meeting of Shareholders of the Fund (the “Preliminary Proxy Materials”) that were filed on September 22, 2017. For your convenience, the comments on the Preliminary Proxy Materials are set forth below and the Trust’s response to each comment is set out immediately under the comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Preliminary Proxy Materials unless otherwise defined in this letter. Page references are to the Preliminary Proxy Materials.

General

Comment No. 1: In the definitive proxy materials (the “DEF 14A”) filing, please update or complete any information in the proxy statement that is missing or that is included in brackets.

Response: The Fund will update or complete any information in the DEF 14A that is missing or that is included in brackets in the Preliminary Proxy Materials filing.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

November 2, 2017

Comment No. 2: Comments made with respect to one section of the proxy statement apply to other sections where the same language appears.

Response: The Trust confirms that it will apply its responses to comments to any similar disclosure across the definitive proxy statement.

Q&A – What is the purpose of the Meeting?

Comment No. 3: In the last sentence of the first paragraph under this heading, explain or delete the phrase “(subject to certain interpretations)”.

Response: The proxy statement has been revised as follows:

“The Revised Restriction would be accompanied by and subject to certain interpretations that the Fund will follow in applying its concentration policy. These interpretations are not part of the Revised Restriction and are not subject to shareholder approval.”

Comment No. 4: Supplementally explain why the proposal to approve the Proposed Subadvisory Agreement does not include Western Asset Management Company (“Western Asset”). If appropriate, include Western Asset and revise the proxy statement where required. The staff notes that both EnTrustPermal Partners Offshore LP (“EPOLP”) and Western Asset are paid under the Proposed Subadvisory Agreement.

Response: The Trust supplementally submits that no amendment to the Subadvisory Agreement (the “Western Asset Subadvisory Agreement”) between Legg Mason Partners Fund Advisor, LLC (“LMPFA”), the Fund’s manager, and Western Asset is required. The Western Asset Subadvisory Agreement will remain in effect if the Proposed Management Agreement is approved by shareholders. The Western Asset Subadvisory Agreement provides for the payment of a fee to Western Asset based on the portion of the Fund’s assets that are allocated to Western Asset for the management of cash and short-term instruments; as a result, if no assets are allocated to Western Asset, no fees are paid to Western Asset.

Comment No. 5: With respect to the current subadvisory fee, confirm that the fees quoted are prior to any fee waivers or expense reimbursements; if not, please restate to show that the fees are net of waivers and reimbursements.

Response: The proxy statement has been revised to clarify that the subadvisory fees currently paid to EPOLP do not reflect any fee waivers or expense reimbursements by LMPFA, but the proposed subadvisory fee would reflect such waivers, so that under the Proposed Management Agreement EPOLP and Western Asset would receive subadvisory fees from LMPFA only to the extent that LMPFA receives management fees from the Fund.

Comment No. 6: Where the new subadvisory fee is shown, include the fees paid to Western Asset.

November 2, 2017

Response: As noted in the response to Comment No. 4 above, Western Asset receives subadvisory fees based on the amount of assets allocated to it. The Trust notes that no Fund assets were allocated to Western Asset during the fiscal year ended December 31, 2016. As a result, no revisions to the proxy statement are necessary.

Comment No. 7: Revise the disclosure about the new subadvisory fee to restate the new subadvisory fee paid to each of EPOLP and Western Asset as a percentage of average daily net assets prior to any expense waivers or reimbursements.

Response: The Trust notes that the contractual subadvisory fee payable to EPOLP under the Proposed Subadvisory Agreement is 70% of the management fee paid to LMPFA, net of fee waivers and expense reimbursements and the fee (if any) paid to Western Asset for management of the Fund’s cash and short-term instruments allocated to it. The maximum subadvisory fee payable to EPOLP under the Proposed Subadvisory Agreement would be 0.63% of the Fund’s average daily net assets, under the following assumptions: (1) LMPFA has not waived its management fee or reimbursed Fund expenses, (2) the Fund’s assets have not reached the level of the breakpoints in the management fee and (3) no assets have been allocated to Western Asset. Because the new subadvisory fee is not stated as a percentage of the Fund’s average net assets, the Trust believes that it would be potentially misleading to include that information in the Q&A. The disclosure under “Proposals 2 and 3—Proposed Subadvisory Agreement” in the proxy statement has been revised to include disclosure that restates the new subadvisory fee as a percentage of average net assets, as set forth above.

Q&A – What is the rationale for the Revised Restriction and the Proposed Agreements?

Comment No. 8: Review the disclosure on the reduced expense ratio for accuracy. Clarify if the changes will reduce the expense ratio before waivers and reimbursements.

Response: The Trust confirms that a smaller allocation to mutual funds will reduce the Fund’s expense ratio through a reduction in acquired fund fees and expenses, from 0.40% as of June 30, 2017 to an estimated level of 0.11% if the Proposals are approved by shareholders and the Fund is no longer required to concentrate in the mutual fund industry. The disclosure has been revised to make clear that this reduction applies before the application of waivers and reimbursements.

Q&A—What are the features of the Revised Restriction?

Comment No. 9: The staff expects the Fund to include the interpretation of the Revised Restriction in the Fund’s Statement of Additional Information (the “SAI”).

Response: The Trust confirms that, if approved by shareholders, the interpretation of the Revised Restriction will be included in the next update of the Fund’s SAI.

Comment No. 10: The interpretation of the Revised Restriction includes the following disclosure: “The Fund intends to include its investments in securities of other industry-specific investment companies for purposes of calculating the Fund’s industry concentration, to the extent practicable.”

November 2, 2017

The staff requests the deletion of the term “other industry-specific.” The staff takes the position that the Fund should look through to all of its investments in investment companies for purposes of calculating its concentration. The staff reiterated its position in the telephone conversation on October 11, 2017.

Response: The Trust respectfully declines to make the requested change. The Trust is not aware of any formal SEC guidance or legal requirement for an investment company to look through to the holdings of underlying investment companies when determining compliance with its own concentration policy and believes that its interpretation is consistent with those of certain other registrants.

Comment No. 11: The interpretation of the Revised Restriction includes the following disclosure: “There also will be no limit on investment in issuers domiciled in a single jurisdiction or country . . .” The staff believes that this disclosure suggests that the Fund can invest more than 25% of its assets in issuers of a particular industry if all the issuers are in a single jurisdiction or country. The staff believes that this constitutes freedom of action to concentrate that violates Section 8(b)(1) of the 1940 Act. The staff takes the position that “[t]he freedom of action to concentrate pursuant to management’s investment decision has been considered by the staff to be prohibited by [Section 8(b)(1) of the 1940] Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made.” (“Statement of Investment Policies of Money Market Funds Relating to Industry Concentration,” Inv. Co. Act Rel. No. 9011, Oct. 30, 1975.) The disclosure should be deleted. The staff reiterated its position in the telephone conversation on October 11, 2017.

Response: The Trust respectfully declines to make the requested change. The Trust notes that Section 8(b)(1) of the 1940 Act and Item 16(c)(1)(iv) of Form N-1A require disclosure of a fund’s policy with respect to concentration in an industry or group of industries, so the Fund will determine its compliance with its concentration policy on the basis of the issuer’s industry, not on the basis of the issuer’s domicile.

Comment No. 12: The interpretation of the Revised Restriction includes the following disclosure: “The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.” Disclosure should be added to make clear that the Fund’s classifications of issuers within industries will be reasonable. The staff reiterated its position in the telephone conversation on October 11, 2017.

Response: The Trust respectfully declines to make the requested change. Under prior guidance provided by the staff, registrants may select their own industry classifications, “but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”1 Although not a part of the Revised Restriction

[1]

See Guide 19 to Form N-1A. The Guidelines to Form N-1A (the “Guides”) were prepared by the Division of Investment Management and published by the SEC when it adopted Form N-1A in 1983. See Inv. Co. Act Rel. No. 13436 (Aug. 12, 1983). When Form N-1A was amended in 1998, the Guides were rescinded; nevertheless, registrants continue to rely on the Guides.

November 2, 2017

or the interpretation, the Trust advises the staff supplementally that the Fund currently uses the Global Industry Classification Standard (“GICS”) to determine the appropriate classifications of its portfolio holdings for purposes of evaluating compliance with the limitation on industry concentration.

Q&A—What differences can I expect if the Fund is a multi-strategy fund instead of a “fund-of-funds”?

Comment No. 13: Clarify how a multi-strategy fund provides greater transparency than a fund-of-funds strategy.

Response: The following language has been added to this disclosure:

“This is because the ETFs in which the Fund will invest make their portfolio holdings publicly available daily, while the mutual funds in which the Fund currently invests do not. Mutual funds are required to make their portfolio holdings public on a quarterly basis and may make more frequent disclosures of particular portfolio holdings information (e.g., top 10 holdings) but such disclosure is at the mutual fund’s discretion.”

Comment No. 14: Disclose any other differences between the strategies that would be important to investors (e.g., any heightened risk of the proposed new strategy, the effect on the Fund of investing in complex alternative investments and strategies or investments in hedge funds) and specify the types of securities the Fund would invest in as a result of the new investment strategies (e.g., what are the “other instruments”?).

Response: The Trust supplementally submits that the Fund’s prospectus and SAI currently include disclosure about the wide range of securities, derivatives and other instruments in which the Fund may invest, including alternative investments (such as hedge fund strategies) and derivatives (such as total return swaps). As a result, the Trust does not believe that the Fund’s investment strategies and associated risks will change if the Proposals are approved (other than the Fund no longer being required to invest more than 25% of its assets in the mutual fund industry). What will change is the complexity around portfolio implementation, because the Fund’s portfolio managers will no longer rely on the underlying mutual funds to implement their views about the markets. The proxy statement has been revised to enhance the disclosure on this point.

November 2, 2017

Q&A—What are the differences between the Current Agreements and the Proposed Agreements?

Comment No. 15: Disclose that the Proposed Management Agreement involves a significant or substantial increase in the management fee payable to LMPFA.

Response: The Trust respectfully declines to make this change. The Trust believes that the proxy statement should not characterize the level of the fee increase and that it has adequately described the current and proposed fees.

Comment No. 16: Clarify whether the subadvisory fee will be higher. We note that statement is made elsewhere, and it should be added to the Q&A.

Response: The following language has been added to the proxy statement:

“The fees payable by LMPFA to EPOLP under the Proposed Subadvisory Agreement are higher than the fees payable by LMPFA under the Current Subadvisory Agreement.”

Q&A—What will be the effect on the Fund’s total expense ratio if the Fund maintains short positions through investments in derivative instruments, rather than through short sales of securities?

Comment No. 17: Consider the appropriateness of the statement that the reduction in dividend and interest expense is “significant.”

Response: The proxy statement has been revised to delete “significantly.”

Q&A—Has Management agreed to cap expenses if the Proposals are implemented?

Comment No. 18: Disclose who can terminate the fee waiver and under what circumstances.

Response: The proxy statement has been revised as follows: “These arrangements would continue until December 31, 2019 and could not be terminated without the Board’s consent.”

Comment No. 19: Clarify that after December 31, 2019 there is no guarantee that the fee waiver would continue and that fees may increase.

Response: The proxy statement has been revised as follows:

“There is no assurance that these expense caps would continue after December 31, 2019, and if they were discontinued, the Fund’s fees and expenses could increase. In addition, expenses that are excluded from the expense caps may go up or down due to the Fund’s investment program and market factors.”

November 2, 2017

Background and Description of the Proposals

Comment No. 20: State that the management fee would be significantly or substantially increased. The staff notes the different fee rates between the current contractual fee and the fee after contractual, and contractual and voluntary, fee waivers.

Response: The Trust respectfully declines to make this change. The Trust believes that the proxy statement should not characterize the level of the fee increase and that it has adequately described the current and proposed fees.

Proposal 1: Revised Restriction

Comment No. 21: Discuss the risks to shareholders in changing from a fund of funds to the proposed multi-strategy fund, especially with respect to investments in alternative and complex strategies.

Response: As noted in response to Comment No. 14, the Fund’s prospectus and SAI currently include disclosure about the wide range of securities, derivatives and other instruments in which the Fund may invest, including alternative investments (such as hedge fund strategies) and derivatives (such as total return swaps). The Trust does not believe that the Fund’s investment strategies and associated risks will change if the Proposals are approved (other than the Fund no longer being required to invest more than 25% of its assets in the mutual fund industry).

Comment No. 22: Discuss any required portfolio repositioning and how it would affect shareholders (e.g., portfolio turnover, capital gains/losses, tax consequences).

Response: The proxy statement has been revised in response to the staff’s comment to show that the Fund anticipates selling or disposing of slightly over half of its portfolio securities and realizing approximately $0.27 per share in net long-term capital gains (estimated as of October 25, 2017). The proxy statement has also been revised to reflect that the capital gains would be taxable to Fund shareholders who do not own their shares in a tax-advantaged account. In addition, the proxy statement says that the portion of the portfolio securities to be sold and the tax consequences related to those sales are estimates based on, among other things, historical data and current market conditions, and are subject to change.

Comment No. 23: Discuss the actions to be taken if more than 25% of the Fund’s assets are invested in investment companies, because the staff takes the position that investing more than 25% of assets in investment companies would be a violation of the concentration policy. The staff reiterated its position in the telephone conversation on October 11, 2017.

Response: The Trust respectfully declines to make the requested change. The Trust is not aware of any formal SEC guidance or legal requirement to consider investment companies as a separate industry for purposes of concentration or for investment companies that may invest more than 25% of their assets in other investment companies to declare a policy to concentrate in other investment companies. In this regard, the Trust notes that when Rules 12d1-1, 12d1-2 and 12d1-3 under the 1940 Act, to provide funds with greater flexibility to invest in other investment companies, were adopted, there was no suggestion in the adopting release that a fund seeking to rely on these rules was required to declare a policy to concentrate in other investment companies.

November 2, 2017

Proposals 2 and 3: Proposed Management Agreement and Proposed Subadvisory Agreement

Comment No. 24: Since the proposed management fee is substantially higher than the current fee, the staff questions whether it is appropriate to state that the agreements are substantially similar.

Response: The proxy statement has been revised to delete “substantially.” The proxy statement has also been revised to state that the agreements are similar except for the fees, which are higher in the Proposed Management Agreement, and the dates.

Comment No. 25: Disclose the effect on Fund shareholders of not receiving the benefit of the breakpoint in the Proposed Fee, i.e., they are subject to the highest management fee.

Response: The Trust respectfully submits that no revision to the proxy statement is necessary. The proxy statement already makes clear that at current asset levels the Fund would not receive the benefit of the breakpoint in the proposed management fee.

Comment No. 26: In the text prior to the expense examples, include disclosure indicating that adjustments were made to reflect fee waivers and expense reimbursements for the period during which they are expected to continue, if accurate.

Response: The following language has been added to the second bullet of the text prior to the expense examples: “(except that fee waivers or expense reimbursements are reflected only in the 1-year figures)”.

Comment No. 27: The disclosure comparing the current and proposed fees should be presented in tabular form given its complexity and density.

Response: The proxy statement has been revised in response to the staff’s comment.

Comment No. 28: The proxy statement should describe all material terms of the proposed agreement and not qualify the disclosure by reference to the exhibit. The sentence referring to the exhibit should be deleted.

Response: The sentence referring to the exhibit has been deleted. The Trust respectfully submits that the proxy statement describes all material terms of the Proposed Management Agreement and no further changes are necessary.

Comment No. 29: The phrase “among other things” in the text prior to the description of the Proposed Management Agreement should be deleted since all material terms of the agreement should be described.

Response: The phrase has been deleted.

November 2, 2017

Comment No. 30: Comments 27-29 also apply to the disclosure about the subadvisory agreement and the subadvisory fee.

Response: The proxy statement has been revised as set forth above.

Comment No. 31: The fee payable to Western Asset under the Proposed Subadvisory Agreement should be stated and any fee payable to Western Asset under the current subadvisory agreement should be broken out.

Response: As noted in the response to Comment No. 4 above, Western Asset receives subadvisory fees based on the amount of assets allocated to it. The proxy statement has been revised to clarify this fact.

Comment No. 32: Confirm that there is no need to disclose any other funds with substantially similar policies advised by the subadviser.

Response: LMPFA and EPOLP have confirmed to the Trust that there are no other funds with a similar investment objective required to be disclosed in the proxy statement.

Comment No. 33: Disclose that the gross proposed subadvisory fees are higher than the current fee.

Response: The proxy statement has been revised in response to the staff’s comment.

Comment No. 34: Be consistent in the capitalization (or not) of Proposed Subadvisory Agreement.

Response: The proxy statement has been revised in response to the staff’s comment.

Factors Considered by the Board of Trustees

Comment No. 35: State whether the Board considered any negative consequences from the change in strategies (e.g., portfolio repositioning, alternative strategies).

Response: The disclosure has been revised to state that the Board considered the “pros” and “cons” of changing the manner in which the Fund’s strategy is implemented.

Comment No. 36: With respect to the management fee, state whether the Board considered any negative consequences from increases in the advisory and subadvisory fees, including that fees would be higher after the waivers expire.

Response: In light of the proposed revision to the manner in which the Fund’s investment strategy would be implemented, which would require the reach of the current portfolio management team to be extended and the resources to be dedicated to the management of the Fund’s portfolio to be expanded, the Board concurred with Management’s recommendation that the annual management fee payable to LMPFA by the Fund and the fee payable to EPOLP by LMPFA be increased. Moreover, the Fund’s

November 2, 2017

proposed Contractual Management Fee was lower than the average management fee paid by the funds in the Revised Expense Group and the Fund’s total estimated expense ratio (including acquired fund fees and expenses) was also lower than the average of the total expense ratios of the funds in the Revised Expense Group.

Comment No. 37: With respect to the Contractual Management Fee as defined, make clear whether that number is before or after waivers and reimbursements.

Response: The disclosure has been revised to make clear that the Contractual Management Fee is before waivers and reimbursements.

Comment No. 38: The disclosure states that the fee was compared to an Expense Universe of institutional funds. Supplementally explain why the Board believes that the Expense Universe is appropriate since the Fund is a retail fund.

Response: Over 80% of the Fund’s assets are held by Class I shareholders. Class I shares are offered primarily to institutional investors and have no sales charges or 12b-1 distribution fees. Accordingly, comparing the Fund’s Class I expenses to the expenses of institutional funds in the Expense Universe was appropriate. The Contractual Management Fee and Actual Management Fee are the same for each Class of Fund shares.

Comment No. 39: State whether the Board compared the Fund’s management fee rate before fee waivers and reimbursements to the Expense Universe and if so, include relevant disclosure; if not, explain why that comparison was not made by the Board.

Response: The Board did compare the Fund’s management fee rate before fee waivers and reimbursements (i.e., the Contractual Management Fee) to the Expense Universe, which is disclosed in the proxy statement under “Factors Considered by the Board of Trustees—Management Fees and Expense Ratios.”

Comment No. 40: Under “economies of scale,” disclose whether the Board considered the negative consequences to shareholders that they would not receive the benefit of the breakpoint at current asset levels.

Response: The Board noted that the Fund’s assets had not yet reached the specified asset level at which a breakpoint to its proposed Contractual Management Fee would be triggered under the Proposed Management Agreement, but that the proposed Contractual Management Fee, nevertheless, increases the potential for sharing economies of scale with shareholders to the extent the Fund’s assets grow than if no breakpoints were in place. The Board did not consider this a negative consequence and discussed other ways economies of scale, if any, could be shared with shareholders with or without breakpoints, which are disclosed in the proxy statement.

Comment No. 41: Under “other benefits,” state what the other benefits are.

November 2, 2017

Response: The disclosure has been revised to include the principal ancillary benefits to LMPFA and its affiliates considered by the Board.

Voting Information—Solicitation of Votes

Comment No. 42: State how improperly marked proxies would be voted.

Response: The proxy statement has been revised to state that improperly marked Proxy Cards will not be voted and will not be returned to the shareholder.

Comment No. 43: Describe the material terms of the contract with Broadridge, as required by Schedule 14A.

Response: The proxy statement has been revised in response to the staff’s comment.

Voting Information—Submission of Voting Instructions

Comment No. 44: Include submission of voting instructions in person at the Meeting.

Response: The proxy statement has been revised in response to the staff’s comment.

*     *     *    *

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Enclosures

cc:	Thomas C. Mandia, Esq., Legg Mason & Co., Inc.

Rosemary D. Emmens, Esq., Legg Mason & Co., Inc.

Benjamin J. Haskin, Esq.